UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Koonce             Neil               W.
   3101 N ELM STREET
   GREENSBORO NC 27415-6540

2. Issuer Name and Ticker or Trading Symbol
   CONE MILLS CORPORATION (COE)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   November 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President &
   General Counsel
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  11/10/97    A    V   2,000         A  $0.000       99,673         D
Common Stock                                                                                     6,000          I  by Spouse
Common Stock                                                                                     26,591         I  by 401(k) Trust
Class A Preferred Stock                                                                          443            I  by ESOP Trust

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Employee Stock Option (right   $15.625                                                                    08/19/93(1)  02/17/03
to buy)
Employee Stock Option (right   $12.000                                                                    05/09/95(2)  11/08/04
to buy)
Employee Stock Option (right   $8.000                                                                     05/07/97(3)  11/06/06
to buy)
Employee Stock Option (right   $8.500          11/10/97       A     V   5,000                             (4) 05/11/98 11/09/07
to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right             Common Stock                   15,000                    15,000        D
to buy)
Employee Stock Option (right             Common Stock                   10,000                    10,000        D
to buy)
Employee Stock Option (right             Common Stock                   10,000                    10,000        D
to buy)
Employee Stock Option (right   11/10/97  Common Stock                   5,000                     5,000         D
to buy)

Explanation of Responses:

(1)
Incentive stock option grant under 1992 Stock Option Plan.  Options are exercisable in annual cummulative 20% increments beginning
8/19/93 and each anniversary date through 8/19/97.
(2)
Nonqualified stock option grant under 1992 Stock Option Plan.  Options are exercisable in annual cumulative 20% increments beginning 5/9/95 and each anniversary date through 5/9/99.
(3)
Nonqualified stock option grant under the Amended and Restated 1992 Stock Plan.  Options are exercisable in annual cumulative 20%
increments beginning 5/7/97 and each anniversary date through 5/7/01.
(4)
Incentive stock option grant under 1992 Stock Option Plan. Options are exercisable in annual cummulative 20% increments beginning
5/11/98 and each anniversary date through 05/11/02.
 -
During the quarterly valuation periods from the last report and through September 30, 1997, the reporting person's account in the
Registrant's Cone Mills Corporation Employee Equity Plan acquired 1,788 shares of Common Stock.

SIGNATURE OF REPORTING PERSON
/S/ Koonce             Neil               W.
DATE 12/09/97